 Exhibit 99.1

Copa Holdings Reports Net Income of US$113.1 Million and EPS of US$2.57 for the First Quarter of 2015

Excluding special items, adjusted net income came in at US$106.0 million, or EPS of US$2.41 per share

Panama City, Panama — May 6, 2015. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2015(1Q15). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2014 (1Q14).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$113.1 million for 1Q15, or diluted earnings per share (EPS) of US$2.57. Excluding special items, Copa Holdings would have reported an adjusted net income of US$106.0 million, or EPS of US$2.41 per share, a 30.4% decrease over adjusted net income of US$153.6 million and US$3.46 per share for 1Q14.
▪	Operating income for 1Q15 came in at US$127.3 million, a 28.1% decrease over operating income of US$177.0 million in 1Q14. Operating margin for the period came in at 20.1%, compared to 24.8% in 1Q14, as a result of lower unit revenues partially offset by lower unit costs.
▪	Total revenues decreased 11.5% to US$631.8 million. Yield per passenger mile decreased 16.2% to 14.8 cents and operating revenue per available seat mile (RASM) decreased 18.3% to 11.6 cents. Adjusting for an 8.5% increase in length of haul, yields and RASM decreased 12.7% and 14.9%, respectively.
▪	For 1Q14, passenger traffic (RPMs) grew 5.8% on a 8.3% capacity expansion. Consolidated load factor came in at 76.3%, 1.8 percentage points below 1Q14.
▪	Operating cost per available seat mile (CASM) decreased 13.2%, from 10.7 cents in 1Q14 to 9.3 cents in 1Q15 mainly due to lower jet fuel costs. CASM, excluding fuel, decreased 3.4% to 6.3 cents mainly due to lower sales related expenses and lower overhead expenses.
▪	Cash, short-term and long-term investments ended 1Q15 at US$1.16 billion, representing 44% of the last twelve months’ revenues. Of this amount, 41% or US$470.1 million was in Venezuela pending repatriation due to government currency controls.
▪	During the first quarter, Copa Airlines took delivery of one Boeing 737-800 aircraft, and returned a leased Boeing 737-700. As a result, Copa Holdings ended the quarter with a consolidated fleet of 98 aircraft.
▪	For 1Q15, Copa Holdings reported consolidated on-time performance of 90.0% and a flight-completion factor of 99.5%, maintaining its position among the best in the industry.

Subsequent Events

▪	On April 10, 2015, Copa Holdings signed an order with Boeing to purchase 61 737-MAX aircraft, worth US$6.6 billion at Boeing list prices. The aircraft are expected to be delivered between 2018 and 2024.
▪	On June 15, 2015, Copa Holdings will pay its second quarter dividend of US$0.84 per share, on all outstanding Class A and Class B shares, to stockholders of record as of May 29, 2015.

Consolidated Financial & Operating Highlights	1Q15	1Q14	% Change		4Q14	% Change
Revenue Passengers Carried ('000)	1,965	2,032	-3.3%		1,952	0.6%
RPMs (mm)	4,143	3,917	5.8%		4,036	2.7%
ASMs (mm)	5,433	5,015	8.3%		5,377	1.0%
Load Factor	76.3%	78.1%	-1.8	p.p.	75.1%	1.2	p.p.
Yield	14.8	17.7	-16.2%		16.1	-8.0%
PRASM (US$ Cents)	11.3	13.8	-18.2%		12.1	-6.5%
RASM (US$ Cents)	11.6	14.2	-18.3%		12.5	-6.8%
CASM (US$ Cents)	9.3	10.7	-13.2%		10.3	-9.5%
CASM Excl. Fuel (US$ Cents)	6.3	6.6	-3.4%		6.7	-4.9%
Breakeven Load Factor (1)	60.0%	57.6%	2.4	p.p.	57.5%	2.5	p.p.
Fuel Gallons Consumed (Millions)	69.6	65.3	6.6%		69.1	0.8%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.31	3.19	-27.5%		2.81	-17.9%
Average Length of Haul (Miles)	2,109	1,944	8.5%		2,067	2.0%
Average Stage Length (Miles)	1,247	1,173	6.3%		1,234	1.1%
Departures	30,603	30,546	0.2%		30,676	-0.2%
Block Hours	97,530	91,569	6.5%		97,399	0.1%
Average Aircraft Utilization (Hours)	11.1	11.3	-2.2%		10.8	2.0%
Operating Revenues (US$ mm)	631.8	713.6	-11.5%		670.9	-5.8%
Operating Income (US$ mm)	127.3	177.0	-28.1%		118.8	7.1%
Operating Margin	20.1%	24.8%	-4.7	p.p.	17.7%	2.4	p.p.
Net Income (US$ mm)	113.1	151.4	-25.3%		35.9	214.9%
Adjusted Net Income (US$ mm) (1)	106.0	153.6	-30.9%		125.3	-15.4%
EPS - Basic and Diluted (US$)	2.57	3.41	-24.7%		0.81	216.9%
Adjusted EPS - Basic and Diluted (US$) (1)	2.41	3.46	-30.4%		2.83	-14.9%
# of Shares - Basic and Diluted ('000)	44,077	44,403	-0.7%		44,355	-0.6%

(1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 1Q15, 1Q14, and 4Q14 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges, and the impact of the Venezuelan currency devaluation.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 1Q15 RESULTS

Copa Holdings’ first quarter results reflect lower passenger yields driven in large part by the reduction in Venezuelan yields from the transition to all US dollar ticket sales, as well as demand weakness in other markets, particularly in South America, which were partially offset by a lower fuel expense and lower ex-fuel unit costs for the quarter.

Total revenues decreased 11.5% to US$631.8 million during the quarter on capacity growth of 8.3%. Load factor came in at 76.3%, or 1.8 percentage points below 1Q14, while yields decreased 16.2% to 14.8 cents. As a result, passenger revenues per ASM (PRASM) decreased 18.2%, from 13.8 cents in 1Q14 to 11.3 cents in 1Q15. When adjusting for an 8.5% increase in length of haul, PRASM decreased 14.8% from 1Q14.

Consolidated operating expenses for 1Q15 decreased 6.0% to US$504.6 million, while consolidated operating expenses per ASM (CASM) decreased 13.2% to 9.3 cents. Excluding fuel costs, unit costs decreased 3.4% to 6.3 cents, mainly as a result of lower sales related expenses and lower overhead expenses.

Aircraft fuel expense decreased 22.7% or US$47.2 million compared to 1Q14, mostly as a result of lower fuel prices partially offset by increased capacity. The Company’s effective jet fuel price, which includes a realized hedge loss of US$25.7 million in 1Q15 and a gain of US$2.8 million in 1Q14, decreased from an average of US$3.19 in 1Q14 to US$2.31 in 1Q15.

For 1Q15, the Company had fuel hedges in place representing 32% of its consolidated volume. The Company has already hedged approximately 30% of its projected volume for 2Q15, 25% in 3Q15 and 20% in 4Q15. For 2016, the Company has hedged approximately 21% of its forecasted fuel consumption.

The Company recorded a net non-operating income of US$0.8 million for 1Q15 compared to a net non-operating expense of US$3.3 million for 1Q14. For 1Q15, non-operating income (expense) included a fuel hedge mark-to-market gain of US$7.1 million compared to a fuel hedge mark-to-market loss of US$3.4 million for 1Q14, and a US$3.3 million loss due to transactional and translational foreign currency devaluation by the end of the quarter, compared to a US$1.2 million gain related to appreciation of the Venezuelan Bolivar SICAD 1 rate in 1Q14.

Copa Holdings closed the quarter with US$1.16 billion in cash, short-term and long-term investments, representing 44% of the last twelve months´ revenues. Of such cash, US$470.1 million is subject to exchange controls in Venezuela and pending repatriation. Cash, short-term and long-term investments excluding the funds pending repatriation from Venezuela represent approximately 26% of the last twelve months’ revenues.

Total debt at the end of 1Q15 amounted to US$1.15 billion, all of which is related to aircraft and equipment financing.

Copa Holdings’ first quarter results are the product of a solid and well executed business model based on the goal of operating the best and most convenient network for intra-Latin America travel. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2015

For 2015, the Company updates its guidance as follows: Consolidated capacity growth at +/-6%, down from the previous guidance mainly as a result of capacity reductions in Brazil.

Load factors are now expected to come in at +/-75% as a result of overall weaker demand. Unit revenues (RASM) are expected to come in at +/-11.4 cents, primarily due to weaker currencies and the economic outlook for South America. Unit costs excluding fuel, or CASM ex-fuel, are expected to come in lower at +/-6.5 cents due to lower passenger and sales related expenses, and cost efficiencies.

Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$2.45 per gallon. As a result, the Company is projecting an operating margin in the range of 14% to16% for 2015.

Financial Outlook	2015 - Full Year Revised	2015 - Full Year Prior	2014 Reported
Capacity - ASM Growth	+/-6%	+/-7%	9.5%
Average Load Factor	+/-75%	+/-76%	76.7%
RASM (cents)	+/-11.4	+/-11.8	13.1
CASM Ex-fuel (cents)	+/-6.5	+/-6.6	6.6
Operating Margin	14-16%	16-18%	19.8%

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 1Q15 totaled US$631.8 million, an 11.5% decrease over operating revenue of US$713.6 million in 1Q14. This decrease was primarily due to a 11.3% or US$78.5 million decrease in passenger revenue.

Passenger revenue. For 1Q15 passenger revenue totaled US$613.5 million, an 11.3% decrease over passenger revenue of US$692.0 million in 1Q14. Passenger yield decreased 16.2% to 14.8, while load factor decreased 1.8 percentage points to 76.3%, which resulted in an 18.2% decrease in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$18.3 million in 1Q15, a 15.3% decrease over cargo, mail and other of US$21.6 million in 1Q14.

Operating expenses

For 1Q15, consolidated operating expenses decreased 6.0% to US$504.6 million, representing operating cost per available seat mile (CASM) of 9.3 cents. CASM, excluding fuel costs, decreased 3.4% to 6.3 cents. An overview of the major variances on a consolidated basis follows:

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Aircraft fuel. For 1Q15, aircraft fuel totaled US$160.8 million, a US$47.2 million or 22.7% decrease over aircraft fuel of US$208.0 million in 1Q14. This decrease was primarily a result of a 27.5% decrease in the average price per gallon of jet fuel (all-in), which averaged US$2.31 in 1Q15 as compared to US$3.19 in 1Q14, and was partially offset by a 6.6% increase in gallons consumed. The all-in average price per gallon of jet fuel for 1Q15 includes a US$25.7 million fuel hedge loss, compared to a US$2.8 million gain in 1Q14. Excluding the effect of fuel hedge gains for both periods, fuel prices decreased 39.9%, from US$3.23 per gallon in 1Q14 to US$1.94 in 1Q15.

Salaries and benefits. For 1Q15, salaries and benefits totaled US$78.0 million, a 5.5% increase over salaries and benefits of US$74.0 million in 1Q14. The main driver was an increase in operating headcount to support additional capacity, as well as the full-year effect of salary adjustments.

Passenger servicing. For 1Q15, passenger servicing totaled US$66.1 million, a 3.2% increase over passenger servicing of US$64.1 million in 1Q14. This increase resulted from the growth in operations.

Commissions. For 1Q15, commissions totaled US$26.0 million, a 0.6% decrease over commissions of US$26.1 million in 1Q14. This decrease was primarily a result of a lower revenue base, partly offset by a higher average commission rate.

Reservations and sales. Reservations and sales totaled US$21.5 million, a 9.9% decrease over reservation and sales of US$23.9 million in 1Q14. This decrease was primarily a result of a lower revenue base and lower sales related taxes due to the revenue mix.

Maintenance, material and repairs. For 1Q15, maintenance, material and repairs totaled US$25.7 million, a 3.9% increase over maintenance, material and repairs of US$24.7 million in 1Q14. This increase was mainly due to the increase in flight hours.

Depreciation. Depreciation totaled US$31.5 million in 1Q15, a 13.1% increase over depreciation of US$27.8 million in 1Q14. This increase was primarily driven by the full-year effect of four additional aircraft from 2014 and maintenance events.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 11.0% from US$69.7 million in 1Q14 to US$77.3 million in 1Q15, primarily as a result of an increase in departures and additional aircraft rentals.

Other. Other expenses totaled US$17.6 million, a decrease of US$0.6 million from 1Q14. This was primarily a result of a reduction in other general administrative expenses.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net non-operating income of US$0.8 million in 1Q15, compared to a net expense of US$3.3 million in 1Q14.

Interest expense. Interest expense totaled US$7.6 million in 1Q15, a 7.0% increase from interest expense of US$7.1 million in 1Q14, as a result of a higher effective interest rate and outstanding debt balance related to recent aircraft deliveries.

Interest income. Interest income totaled US$6.3 million, a 68.0% increase over interest income of US$3.7 million in 1Q14.

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Other, net. Other, net totaled a net gain of US$2.1 million in 1Q15, compared to a net gain of US$0.1 million in 1Q14. Other, net, for 1Q15, consists mainly of a fuel hedge mark-to-market gain of US$7.1 million and a US$3.3 million loss due to transactional and translational foreign currency devaluation, compared to a fuel hedge mark-to-market loss of US$3.4 million and a US$1.2 million gain on the Venezuelan Bolivar for 1Q14.

About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 73 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 98 aircraft: 72 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2431

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q15	1Q14	Change	4Q14	Change
Operating Revenues
Passenger Revenue	613,510	691,977	-11.3%	649,521	-5.5%
Cargo, mail and other	18,323	21,629	-15.3%	21,406	-14.4%
Total Operating Revenue	631,833	713,605	-11.5%	670,927	-5.8%

Operating Expenses
Aircraft fuel	160,791	208,014	-22.7%	194,143	-17.2%
Salaries and benefits	78,022	73,976	5.5%	81,605	-4.4%
Passenger servicing	66,142	64,118	3.2%	70,319	-5.9%
Commissions	25,988	26,132	-0.6%	25,311	2.7%
Reservations and sales	21,500	23,853	-9.9%	23,809	-9.7%
Maintenance, material and repairs	25,709	24,746	3.9%	23,187	10.9%
Depreciation	31,464	27,821	13.1%	31,512	-0.2%
Flight operations	33,346	31,134	7.1%	34,461	-3.2%
Aircraft rentals	30,245	25,315	19.5%	30,152	0.3%
Landing fees and other rentals	13,748	13,253	3.7%	13,745	0.0%
Other	17,601	18,246	-3.5%	23,847	-26.2%
Total Operating Expense	504,555	536,607	-6.0%	552,091	-8.6%

Operating Income	127,279	176,999	-28.1%	118,836	7.1%

Non-operating Income (Expense):
Interest expense	(7,590)	(7,094)	7.0%	(7,940)	-4.4%
Interest income	6,275	3,736	68.0%	6,379	-1.6%
Other, net	2,083	67	n/m	(81,867)	n/m
Total Non-Operating Income/(Expense)	768	(3,291)	-123.4%	(83,427)	-100.9%

Income before Income Taxes	128,047	173,707	-26.3%	35,409	261.6%

Provision for Income Taxes	14,926	22,350	-33.2%	(516)	n/m

Net Income	113,121	151,357	-25.3%	35,925	214.9%

EPS - Basic and Diluted	2.57	3.41	-24.7%	0.81	216.9%
Shares - Basic and Diluted	44,077,111	44,402,832	-0.7%	44,354,963	-0.6%

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Copa Holdings, S.A.

Balance Sheet - IFRS

(US$ Thousands)

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$220,409	$221,443
Short-term investments	380,872	545,160
Total cash, cash equivalents and short-term investments	601,281	766,603

Accounts receivable, net of allowance for doubtful accounts	138,234	121,258
Accounts receivable from related parties	755	892
Expendable parts and supplies, net of allowance for obsolescence	61,891	59,954
Prepaid expenses	61,818	56,793
Other current assets	6,455	5,949
Total Current Assets	870,434	1,011,449

Long-term investments	558,290	396,802

Property and Equipment:
Owned property and equipment:
Flight equipment	2,776,098	2,725,407
Other equipment	94,337	89,257
	2,870,435	2,814,664
Less: Accumulated depreciation	(651,761)	(630,503)
	2,218,674	2,184,161
Purchase deposits for flight equipment	324,466	321,175
Total Property and Equipment	2,543,139	2,505,336

Other Assets:
Net pension asset	13,473	13,784
Goodwill	18,928	20,380
Intangible asset	38,506	36,915
Deferred tax Assets	12,985	17,235
Other assets	86,307	88,973
Total Other Assets	170,199	177,287
Total Assets	$4,142,063	$4,090,874

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$206,544	$187,646
Accounts payable	115,340	125,412
Accounts payable to related parties	10,625	6,749
Air traffic liability	382,742	408,012
Taxes and interest payable	67,030	58,554
Accrued expenses payable	76,412	85,847
Other current liabilities	98,307	109,277
Total Current Liabilities	957,000	981,497

Non-Current Liabilities:
Long-term debt	943,003	928,964
Post employment benefits liability	11,834	11,262
Other long-term liabilities	66,508	57,747
Deferred tax liabilities	31,775	36,296
Total Non-Current Liabilities	1,053,120	1,034,269

Total Liabilities	2,010,120	2,015,766

Shareholders' Equity:
Class A - 33,451,370 issued and 32,977,353 outstanding	20,923	20,859
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	54,562	53,486
Treasury Stock	(36,274)	(18,426)
Retained earnings	2,084,253	2,011,485
Accumulated other comprehensive income (loss)	1,013	238
Total Shareholders' Equity	2,131,943	2,075,108
Total Liabilities and Shareholders' Equity	$4,142,063	$4,090,874

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NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	1Q15	1Q14	4Q14

Net income as Reported	$113,121	$151,357	$35,925

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments	7,115	(3,373)	(89,058)
(Loss) gain due to devaluation of Venezuelan Bolivar	(36)	1,178	(350)
Adjusted Net Income	$106,043	$153,553	$125,333

Shares used for Computation (in thousands)
Basic and Diluted	44,077	44,403	44,355

Adjusted earnings per share - Basic and Diluted	2.41	3.46	2.83

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	1Q15	1Q14	4Q14

Operating Costs per ASM as Reported	9.3	10.7	10.3
Aircraft fuel per ASM	(3.0)	(4.1)	(3.6)
Operating Costs per ASM excluding fuel	6.3	6.6	6.7

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